UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                           Sequential
     Exhibit                Description                    Page Number
     -------                -----------                    -----------

       1.         Press release, dated July 27, 2004             3




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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ALVARION LTD.



Date: July 27, 2004                     By: /s/ Dafna Gruber
                                           ---------------------------
                                        Name:  Dafna Gruber
                                        Title: Chief Financial Officer




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

                                                                       EXHIBIT 1


Investor Contacts:                  Press Contact:
------------------                  --------------
Dafna Gruber, CFO                   Dan Guitteau
+972 3 645 6252                     972.998.7480
760-517-3187                        dguitteau@golinharris.com
dafna.gruber@alvarion.com
-------------------------

Carmen Deville
Investor Relations
760-517-3188                                               FOR IMMEDIATE RELEASE
carmen.deville@alvarion.com
---------------------------

Cal Hoagland, SVP and CFO
interWAVE Communications
650-314-2533
choagland@iwv.com
-----------------


           ALVARION TO ACQUIRE interWAVE COMMUNICATIONS INTERNATIONAL

Mountain View, CA and Tel-Aviv, Israel, July 27, 2004 - Alvarion Ltd. (NASDAQ:
ALVR) and interWAVE(R) Communications International, Ltd. (NASDAQ: IWAV) today announced that they have entered into a definitive agreement which calls for Alvarion to acquire interWAVE for $5.75 per share in an all-cash transaction valued at approximately $56 million. interWAVE is a leading provider of compact mobile GSM and CDMA network equipment and services, primarily aimed at low density markets in developing regions, as well as specialty vertical applications. Alvarion is the worldwide leader in wireless broadband solutions and is focused on leading the market to widespread adoption of standards-based products through its prominent work in the WiMAX Forum(TM).

We are excited about this transaction for several reasons," said Zvi Slonimsky, CEO of Alvarion. "First, it immediately provides an outstanding cost-effective fixed and mobile cellular solution to complement our eMGW residential voice and data solution serving regions of the world where wireline infrastructure is missing or inadequate. The addition of interWAVE expands our served market to include a rapidly growing segment of the mobile equipment market, broadens our customer base with additional top-tier operators, and leverages both our strong channel relationships and our global sales and customer support capabilities.

"Second, interWAVE's technical expertise in cellular systems design and extensive experience in providing complete mobile networks will accelerate the development of our


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next generation portable/mobile WiMAX offering. We are well-positioned to continue leading this last-mile revolution as WiMAX moves from fixed-only solutions to include both fixed and mobile capabilities."

interWAVE provides economical and distributed cellular networks that scale from a few thousand to 100,000 subscribers, enabling operators to minimize capital expenditures while accelerating revenue generation. The company's solutions are deployed in over 50 countries by more than 100 operators, mainly local and regional cellular operators. Headquartered in Mountain View, CA, interWAVE's trailing 12-month revenue for the period ended March 31, 2004 (unaudited) was $39.4 million.

interWAVE is a global company. Its primary activities such as research and development, operations, sales and marketing take place in the United States, providing a Silicon Valley presence, with engineering facilities in China and Ireland and additional sales and marketing facilities in other locations around the world.

"We believe that Alvarion's market recognition as a leader, its financial strength and global presence will support rapid growth of compact mobile networks and enable ongoing support and the ability to handle large scale, country-wide expansions. We consider interWAVE as one of Alvarion's growth engines for the future," Mr. Slonimsky added.

Erwin Leichtle, CEO of interWAVE, will join Alvarion's management team and will lead the mobile unit. Mr. Leichtle is a telecom veteran with more than 30 years experience in senior management positions, primarily at Ericsson, in various international markets and the United States.

"The combined strengths of Alvarion and interWAVE will be a tremendous benefit to wireless broadband access, and will create large new revenue opportunities for Alvarion," added Mr. Leichtle, "We believe that Alvarion's global reach and strong balance sheet will accelerate the growth of our advanced GSM and CDMA 2000 1XRTT compact network products. We are excited about the opportunity to contribute to the next generation of portable/mobile WiMAX solutions through our years of experience with mobile networks and our mobility management technology."

The transaction will be effected through the amalgamation of interWAVE, and a wholly owned subsidiary of Alvarion. The transaction is subject to and contingent upon the approval of interWAVE's stockholders. The boards of directors of both companies have approved the transaction and interWAVE's board of directors has unanimously agreed to recommend that the company's stockholders vote in favor of approving the transaction.

The acquisition is expected to be completed by the end of the third quarter of 2004. Based on this timing, it is expected to have minimal impact on Alvarion's Q3 earnings, excluding any acquisition-related charges, to be minimally dilutive in Q4 and Q1 of 2005, and to be accretive beginning in the second quarter of 2005.

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NOTE: Alvarion will host a conference call to discuss the transaction and answer questions at 9:00 am EDT on July 28, 2004. Members of the investment community may join the call by dialing (612) 326-1003 in the USA and +1-612-326-1003 internationally.

The public also is invited to listen to the live webcast of the conference call. For details please visit www.alvarion.com .An archive of the on-line broadcast will be available on the website.

A replay of the call will be available from 4:00 p.m. EDT on July 28, 2004 through 11:59 p.m. EDT on August 5, 2004. To access the replay, please call USA:
(320) 365-3844; International: +1-320-365-3844. To access the replay, users will need to enter the following code: 740498.

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com


About interWAVE

interWAVE Communications International, Ltd. (NASDAQ: IWAV) is a global provider of compact network solutions and services that offer the most innovative, cost effective and scaleable network architectures allowing operators to "reach the unreached." interWAVE's solutions provide economical, distributed networks that minimize capital expenditure while accelerating customers' revenue generation. These solutions feature a product suite for the rapid and simple deployment of end-to-end compact cellular systems and broadband wireless data networks. interWAVE's highly portable mobile, cellular networks and broadband wireless solutions provide vital and reliable wireless communications capabilities for customers in over 50 countries.


WHERE YOU CAN FIND ADDITIONAL INFORMATION

interWAVE will file a proxy statement and other documents concerning the proposed amalgamation transaction with the SEC. Security holders are urged to read the proxy statement when it becomes available and other relevant documents filed with the SEC because they will contain important information. interWAVE Security holders may obtain a free copy of the proxy statement (when it is available) and other


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documents filed by interWAVE with the Commission at the Commission's Web site at
http://www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from interWAVE, Investor Relations, 2495 Leghorn Street, Mountain View, California 94043 650-2533. interWAVE and Alvarion and their respective directors and executive officers and other members of their management and their employees may be deemed to be participants in the solicitation of proxies from the shareholders of interWAVE with respect to the transactions contemplated by the Amalgamation agreement. Information about the directors and officers of interWAVE and Alvarion and their respective interests in the amalgamation will be available in the proxy statement that interWAVE will file with the SEC. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from interWAVE.




This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our limited history in completing acquisitions may adversely impact our ability to successfully integrate the business of Alvarion and interWAVE; we may face liabilities and expenses in excess of those currently anticipated with respect to the acquisition of interWAVE we may be unable to retain key personnel of interWAVE; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission. In addition, if interWAVE does not receive required shareholder approvals or either company fails to satisfy other conditions to closing, the transaction will not be consummated. Factors affecting interWAVE's business generally include those set forth in interWAVE's filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections, and its Current Reports on Form 8-K.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 1-760-517-3188.



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